

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2012

Via Email
Mr. Kelly J. Stopher
Chief Financial Officer
JayHawk Energy, Inc.
6240 E. Seltice Way, Suite C
Post Falls, Idaho 83854

      Re: JayHawk Energy, Inc.
              Form 10-K for Fiscal Year Ended September 30, 2011
              Filed February 15, 2012
              Response Letter Dated June 22, 2012
              File No. 0-53311

Dear Mr. Stopher:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2011

General

1.   We note you have not complied with prior comment one, asking for a written response to our letter dated February 29, 2012, to accompany the draft materials you submitted on April 20, 2012. We reissue prior comment one.

2.   Please revise the cover page of your report to indicate that it is Amendment No. 1, and to include an explanatory paragraph at the forepart of the document, after the table of contents, describing the reasons for filing the amendment. This should include a brief summary of previous disclosure omissions with reference to the particular sections of the document where the disclosures can now be found.

Description of Business and Properties, page 3

3.   We note you have not fully complied with prior comment three. For example, you have not included the disclosures required by Items 1202(a)(7), 1204, 1205, 1206, and 1207 of Regulation S-K, or otherwise indicated that they are not applicable to you. Further, you indicate in your response that your Kansas natural gas properties have not been evaluated and no independent estimate of reserves has been made; however, it appears from your disclosure in Note 6 that you have classified your natural gas properties as proved on your Balance Sheet. We would like to understand the basis for this disclosure. If you performed an internal estimate of your natural gas reserves, you should submit an explanation of how this was performed. Given that you have been unable to resolve the disclosure omissions referenced in prior comment three, as described above, we suggest that you contact us by telephone to discuss this matter further.

Closing Comments

        You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        /s/ Brad Skinner for

                                        Karl Hiller
                                        Branch Chief